Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	ARC Properties Operating Partnership, L.P.
	Post-Mergers						Pre-Mergers
	Six months Ended		Year Ended December 31,				Year Ended
Ratio of Earnings to Fixed Charges (dollars in thousands):	June 30, 2014		2013		2012		December 31, 2011
Earnings:
Pre-tax loss from continuing operations	$(364,000)		$(480,436)		$(41,492)		$(3,952)
Add:
Fixed charges	188,592		73,436		11,856		960

Distributed income of equity investees	—		—		—		—
Share of pre-tax losses for equity investees	—		—		—		—
Less:
Interest capitalized	—		—		—		—
Preference security dividend of subsidiaries	—		—		—		—
NCI of pre-tax income of subs that have fixed charges	—		—		—		—

Total Earnings	$(175,408)		$(407,000)		$(29,636)		$(2,992)

Fixed charges:
Interest expensed and capitalized	$188,592		$73,436		$11,856		$960
Amortized premiums, discounts and capitalized expenses related to indebtedness	—		—		—
Estimate of the interest within rental expense	—		—		—		—
Preference security dividend requirements					—		—

Total Fixed Charges	$188,592		$73,436		$11,856		$960
Ratio of Earnings to fixed charges calculation	-0.93	x	-5.54	x	-2.50	x	-3.12	x
Deficiency	$364,000		$480,436		$41,492		$3,952